STARFIELD RESOURCES INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 28, 2005

(An Exploration Stage Company)
(Presented in Canadian Dollars)

LOEWEN, STRONACH & CO.
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To The Shareholders of Starfield Resources Inc.:

We have audited the balance sheet of Starfield Resources Inc. (An Exploration Stage Company) as at February 28, 2005 and February 29, 2004 and the statements of loss and deficit and cash flows for the years ended February 28, 2005, February 29, 2004 and February 28, 2003 and for the cumulative period from April 22, 1994 (inception) to February 28, 2005. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at February 28, 2005 and February 29, 2004 and the results of its operations and cash flows for the years ended February 28, 2005, February 29, 2004 and February 28, 2003 and for the cumulative period from April 22, 1994 (inception) to February 28, 2005 in accordance with Canadian generally accepted accounting principles which differ in certain respects from generally accepted accounting principles in the United States (refer to Note 13).

“Loewen, Stronach & Co.”

Chartered Accountants
Vancouver, BC, Canada
June 1, 2005

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as described in Note 1 (b) to the financial statements. Our report to the shareholders dated June 1, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“Loewen, Stronach & Co.”

Chartered Accountants
Vancouver, BC, Canada
June 1, 2005

STARFIELD RESOURCES INC.

BALANCE SHEET

FEBRUARY 28, 2005

(An Exploration Stage Company)
(Presented in Canadian Dollars)

	2005	2004
	$	$

ASSETS

CURRENT ASSETS
Cash	1,329,164	639,837
Accounts receivable	113,707	190,532
Refundable deposit	42,866	35,000
Prepaid expenses and deposits	8,489	163,819
	1,494,226	1,029,188
MINERAL PROPERTIES (Note 3)	34,051,441	24,381,058
EQUIPMENT (Note 4)	143,797	15,083
	35,689,464	25,425,329

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities	654,306	557,380
Loans payable (Note 5)	-	904,000
	654,306	1,461,380
FUTURE INCOME TAXES (Note 6)	180,376	-
	834,682	1,461,380

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 7)	43,249,352	30,625,324
CONTRIBUTED SURPLUS (Note 7d)	795,323	606,618
DEFICIT	(9,189,893)	(7,267,993)
	34,854,782	23,963,949
	35,689,464	25,425,329

APPROVED BY THE DIRECTORS:

“Glen Indra”
Glen Indra, Director

“Glen MacDonald”
Glen MacDonald, Director

See accompanying notes to financial statements

     STARFIELD RESOURCES INC.
STATEMENT OF LOSS AND DEFICIT
FOR THE YEAR ENDED FEBRUARY 28, 2005

(An Exploration Stage Company)
(Presented in Canadian Dollars)

	April 22 1994
	(Inception) to	2005	2004	2003
	February 28, 2005	$	$	$

EXPENSES
Travel and conferences	1,761,683	599,144	368,940	359,379
Rent and office services	1,176,509	305,466	284,349	189,410
Consulting fees	1,478,369	288,384	295,303	224,673
Accounting and legal	850,246	220,730	112,211	97,304
Stock-based compensation (Note 7c)	796,063	188,705	49,284	558,074
Investor relations	394,984	128,403	93,561	43,000
Advertising and promotion	635,847	121,973	84,815	100,214
Transfer and regulatory fees	448,086	94,311	81,889	73,633
Interest and bank charges	284,482	52,823	150,138	59,642
Management fees	310,000	52,000	48,000	48,000
Office	351,473	45,256	48.471	64,272
Computer	371,053	33,428	69,909	75,791
Office equipment rent	57,511	24,997	13,356	19,158
Telephone	117,728	18,657	16,942	16,726
Amortization	51,831	4,948	5,682	7,924
Interest on obligation under capital leases	29,294	-	1,055	5,563
Business and property evaluations	28,353	-	-	-
Loss on disposition of equipment	5,096	-	-	5,096
Write-off of ABE mineral claims	271,010	-	-	-
Large corporate capital tax	35,186	-	-	22,507
Interest income	(26,837)	(19,251)	(541)	(309)
LOSS BEFORE INCOME TAX	9,427,967	2,159,974	1,723,364	1,970,057
Future income tax recovery (Note 6)	(238,074)	(238,074)	-	-
LOSS	9,189,893	1,921,900	1,723,364	1,970,057
DEFICIT – BEGINNING	-	7,267,993	5,544,629	3,574,572

DEFICIT – ENDING	9,189,893	9,189,893	7,267,993	5,544,629

LOSS PER SHARE		0.0177	0.0245	0.0379

STARFIELD RESOURCES INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED FEBRUARY 28, 2005
(An Exploration Stage Company)
(Presented in Canadian Dollars)

	April 22 1994
	(Inception) to	2005	2004	2003
	February 28, 2005	$	$	$
OPERATING ACTIVITIES
Loss	(9,189,893)	(1,921,900)	(1,723,364)	(1,970,057)
Add non cash items:
Future income tax recovery	(238,074)	(238,074)	-	-
Stock-based compensation	796,063	188,705	49,284	558,074
Amortization of computers and office equipment	51,831	4,948	5,682	7,924
Loss on disposition of equipment	5,096	-	-	5,096
Write-off of ABE mineral claims	271,010	-	-	-
	(8,303,967)	(1,966,321)	(1,668,398)	(1,398,963)
Cash provided by changes in non-cash working capital items:
Accounts receivable	(113,707)	76,825	16,212	(184,317)
Refundable deposits	(42,866)	(7,866)	-	-
Prepaid expenses and deposits	(8,489)	155,330	(162,769)	56,195
Accounts payable and accrued liabilities	654,306	96,926	(695,962)	971,494
Large corporate capital tax payable	-	-	(35,186)	22,507
	(7,814,723)	(1,645,106)	(2,546,103)	(533,084)
INVESTING ACTIVITIES
Mineral properties	(32,622,451)	(9,670,383)	(3,054,414)	(6,506,070)
Acquisition of computers and office equipment	(5,737)	(5,737)	-	-
Acquisition of exploration equipment	(172,518)	(150,500)	-	-
Amortization of exploration equipment	22,575	22,575	-	-
	(32,778,131)	(9,804,045)	(3,054,414)	(6,506,070)
FINANCING ACTIVITIES
Repayment of capital leases obligation	(45,044)	-	(4,852)	(7,483)
Loans payable (repayments)	-	(904,000)	605,000	299,000
Issuance of shares, units and special warrants, net of issue costs	41,967,062	13,042,478	5,634,773	5,780,324
	41,922,018	12,138,478	6,234,921	6,071,841
INCREASE IN CASH	1,329,164	689,327	634,404	(967,313)
CASH – beginning	-	639,837	5,433	972,746
CASH – ending	1,329,164	1,329,164	639,837	5,433

Notes to statement of cash flows:
1)	Interest paid
	Interest paid	306,731	52,823	151,193	64,896
2)	Non-cash financing and investing activities:		-	-
	Issuance of capital stock for finder fees	646,150	600,000	12,800	33,350
	Equipment disposed of for amount equal to capital lease liability	16,346	-	-	16,346
	Share capital from contributed surplus for exercise of share options	740	-	740	-

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 28, 2005

(Exploration Stage Company)
(Presented in Canadian Dollars)

Note 1	OPERATIONS

	a)	Incorporation

The Company is incorporated under the Business Corporations Act (Alberta, Canada) on April 22, 1994, registered in the province of British Columbia as an extra-provincial company on April 22, 1998 and in the Nunavut Territory, Canada as an extra-territorial corporation on March 18, 2003 and its activity is engaged in the exploration of mineral properties.

	b)	Going Concern

These financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

	c)	Nature of Operations

The Company is in the process of exploring certain mineral properties. The underlying value of the mineral properties and related deferred costs is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of these properties, and upon profitable future production. Currently, the Company has no producing mineral properties. The Company plans to meet anticipated financing needs in connection with its obligations by the exercise of stock options and purchase warrants, through private placements and underwritings and short-term loans.

Note 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

	a)	Commitments and Contingencies

The Company’s activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and generally becoming more restrictive. The Company believes its exploration activities comply in all material respects with all applicable laws and regulations.

	b)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenue and expenses for the year reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future years could be significant. Actual results will likely differ from those estimates.

	c)	Restricted cash

Since 1999, the Company has raised a total of $12,110,994 in proceeds from the private placement of flow-through shares. These proceeds were used only on exploration of Canadian mineral properties. There was no restricted cash as at February 28, 2005 since all proceeds were already used on mineral property exploration.

.../2

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 28, 2005
(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 2 -

Note 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

	d)	Flow-through shares

The Company has issued flow-through shares to finance some of its exploration activities. Such shares were issued for cash in exchange for the Company giving up the tax deductions arising from the exploration expenditures. These tax deductions are renounced to investors in accordance with Canadian tax legislation. The Company records such share issuances by crediting share capital for the full value of cash consideration received.

In March 2004, the Canadian Institute of Chartered Accountants (“CICA”) issued Emerging Issues Committee Abstract No. 146 “Flow-through Shares” relating to the recording of flow-through shares. The Company has adopted prospectively the new recommendation for flow-through shares renounced after March 19, 2004 and now records future income tax liabilities resulting from the related renounciation of qualified exploration expenditures as a reduction in share capital. The Company also recognizes in operations the realization of future income tax benefits of previously unrecorded future income tax assets on the date of renouncement of the expenditures to the flow-through share investors. As a result of this change in policy, the Company recorded in future income tax liabilities with a corresponding reduction to share capital of $418,450 with respect to flow-through shares totalling $1,227,125 renounced after March 19, 2004 for the year. The Company also recognized in operations the realization of future income tax benefits with a corresponding increase of future income tax assets of $418,450.

	e)	Mineral Properties

The cost of each mineral property, or interest therein, together with exploration costs are capitalized until the properties to which they relate are placed into production, sold or abandoned. Costs of abandoned properties are written off to operations. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production.

The costs capitalized do not necessarily reflect present or future values. The ultimate recovery of such amounts depends on the discovery of economically recoverable reserves, successful commercial development of the related properties, availability of financing and future profitable production or proceeds from the disposition of the properties. There are no proven reserves on the properties.

Although the Company has taken steps to verify the title to resource properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements, transfers or native land claims and title may be affected by undetected defects.

	f)	Equipment and Amortization

Equipment is recorded at cost with amortization providing a diminishing balance as follows:

Exploration equipment 30%
Computers 30%
Office equipment 20%

In the year of acquisition only one-half of the normal rates are applied. Amortization related to exploration equipment is deferred to mineral properties as they are part of exploration costs.

.../3

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 28, 2005
(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 3 -

Note 2	SUMMARY OF SIGNIFICANT ACOUNTING POLICIES (continued)

	g)	Income Taxes

Income taxes are provided for in accordance with the liability method. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statements carrying values and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in rates is included in operations in the year in which the change is enacted or substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely then not to be realized.

	h)	Loss Per Share

Loss per share is determined using the treasury stock method, and is based on the weighted average number of shares outstanding during the year. All outstanding options, purchase warrants and units are anti-dilutive, and therefore have no effect on the determination of loss per share.

	i)	Stock-based Compensation Plans

The Company follows the fair value method of accounting for its stock-based compensation plans. The fair value of the stock options awarded is determined at the grant date using the Black-Scholes option pricing model. The Company recognized all the compensation expenses at the time the options are granted, since the options are immediately vested.

	j)	Translation of Foreign Currencies

Accounts recorded in foreign currency have been converted to Canadian dollars as follows:

•	Current assets and current liabilities at exchange rates at the end of the year;
•	Other assets at historical rates;
•	Revenues and expenses at the average rate of exchange for the month incurred.

Gains and losses resulting from the fluctuation of foreign exchange rates are included in the determination of income.

.../4

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 28, 2005
(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 4 -

Note 3	MINERAL PROPERTIES

		2005	2004
		$	$
Ferguson Lake claims (1)
•	Property acquisition deposit	75,000	75,000
•	Treasury shares issued	1,700,000	1,700,000
•	Annual advance royalty	175,000	150,000
•	Exploration expenses (3)	31,769,921	22,451,058
		33,719,921	24,376,058

Starfield / Wyn Ferguson Lake project (2)
•	Annual advance royalty	20,000	5,000
•	Exploration expenses (4)	311,520	-
		331,520	5,000
Total mineral properties costs		34,051,441	24,381,058

(1)	Ferguson Lake claims

Under the terms of the purchase agreement, the Company earned a 100% interest in the property, subject to a 3% net smelter royalty (NSR) on mineral production, a 3% gross overriding royalty on diamond production and a $25,000 annual advance royalty payment. The Company has the right to purchase 1% of the 3% net smelter royalty NSR for $1,000,000 up to 180 days after receipt of a positive feasibility study recommending commercial production.

(2)	Starfield / Wyn Ferguson Lake project:

On November 8, 2002 (as amended May 6, 2003 and December 3, 2003), Wyn Developments Inc. (“Wyn”) entered into an option agreement with Hunter Exploration Group (“Hunter”). Hunter is the recorded and beneficial owner of an undivided 100% interest in and to five separate claims located contiguous to the Ferguson Lake claims, Nunavut Territory. Wyn can earn an undivided 100% interest in the property in consideration of the issuance of 1,100,000 units to Hunter, and the expenditure of $1,000,000 over four calendar years between 2002 and 2005 on exploration and development on the property and the payment of advance royalty payments. In July 2003, the Company signed an option agreement with Wyn whereby the Company can earn a 50% interest in these 5 separate claims consisting of approximately 5,165 hectares that are contiguous to the Eastern and Western boundaries of the existing Ferguson Lake claims property. Under the terms of agreement, the Company must incur a total of $500,000 (one-half of the total commitment of Wyn) in exploration expenditure in the calendar years 2004 through to 2005 and the Company must contribute an additional $75,000 for exploration in calendar year 2004. In addition, the Company must pay $15,000 and $10,000 advance royalties on July 1, 2004 and July 1, 2005 respectively. In April 2004, the Company signed an addendum to the Starfield / Wyn option agreement to add to the agreement the Yath 1-5 claims which were staked under an area of mutual agreement. The new claims are held on a 50-50 basis. The exploration expenditures required to be made are as follows:

	Expenditures Wyn		Expenditures Starfield
Calendar Year	Required	Completed	Required	Completed
2002	12,285	12,285	NIL	NIL
2003	50,000	50,000	NIL	NIL
2004	137,715	137,715	275,000	275,000
2005	300,000	50,133	300,000	36,520
TOTAL	500,000	250,133	575,000	311,520
TOTAL TO DATE	200,000	250,133	275,000	311,520

.../5

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 28, 2005
(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 5 -

Note 3	MINERAL PROPERTIES (continued)

Upon completion of the above option payments, the Company will have earned a 50% interest in the project. The Company will have the right to purchase 50% of Wyn’s right to buy back 1% of the NSR for the sum of $500,000 and also will have the right to purchase 50% of Wyn’s right to buy back 1% of the Gross Over-Riding Return for the sum of $500,000.

	(3)	Deferred Exploration Expense breakdown:

			2005	2004
			$	$
	Balance – beginning		22,451,058	19,426,644
	•	Personnel	2,285,812	1,617,134
	•	Air support including helicopter moves	2,856,755	638,186
	•	Diamond drilling	2,282,539	255,336
	•	Camp support costs, including fuel requirements	1,199,717	213,358
	•	Analytical and geophysical services	615,020	206,741
	•	Mobilization and demobilization	79,020	93,659
			9,318,863	3,024,414
	Balance – ending		31,769,921	22,451,058

(4)	Starfield / Wyn Ferguson Lake project Deferred Exploration Expense breakdown:

		2005	2004
		$	$
Balance – beginning		-	-
•	Personnel	92,621	-
•	Air support including helicopter moves	72,282	-
•	Diamond drilling	67,250	-
•	Camp support costs, including fuel requirements	26,093	-
•	Analytical and geophysical services	44,598	-
•	Mobilization and demobilization	8,676	-
		311,520	-
Balance – ending		311,520	-

Note 4	EQUIPMENT

	2005		2004
	Cost	Accumulated	Net Book	Net Book
		Amortization	Value	Value
	$	$	$	$
Exploration equipment	150,500	22,575	127,925	-
Computers	42,458	30,087	12,371	10,707
Office equipment	9,461	5,960	3,501	4,376
	202,419	58,622	143,797	15,083

Note 5	LOANS PAYABLE

The Company obtained numerous short-term loans to finance its operations.

	2005	2004
	$	$
Loans payable	-	904,000

.../6

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 28, 2005
(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 6-

Note 6	FUTURE INCOME TAXES

The components of net future income tax asset and the statutory tax rate as follows:

$
Statutory income tax rate	34.1%

Loss per income statement	2,159,974
Income taxes recovered at the Canadian statutory rate	736,551
Less: Permanent differences
- Non-deductible expenses	(4,039)
- Share based compensation	(64,348)
Resources loss for tax purposes	(124,056)
Share issuance costs	397,674
Capital cost allowance claimed for tax purposes in excess of amortization	8,044
949,825
Unrecognized benefit of current year loss carry forwards	(949,825)
-
Benefit of future income tax asset recognized on renouncement of flow-through
share related qualifying exploration expenditures	418,450
Future income tax liability using statutory rate	(180,376)

Recovery of future income tax assets	238,074

The approximate tax effects of each type of temporary difference that gives rise to future income tax liabilities are as follows:

$

Undeducted capital cost allowance in excess of book value	(612)
Non-capital losses carried-forward	(3,103,504)
Minerial properties book value in excess of tax value	3,284,492

Future income tax liability	180,376

Note 7	SHARE CAPITAL

	2005	2004
	$	$
Authorized:
Unlimited number of common voting shares
without nominal or par value
Unlimited number of First Preferred Shares
Unlimited number of Second Preferred Shares
Issued and fully paid:
123,584,856 Common shares
(2004 – 88,715,272)	43,667,802	30,625,324
Less: Flow-through tax benefits renounced
Future income tax recovery (Note 2d)	(418,450)	-
	43,249,352	30,625,324

.../7

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 28, 2005
(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 7 -

Note 7	SHARE CAPITAL (continued)

During the relevant years issued share capital increased as follows:

	Common Shares		Private Placement Units		Total
	#	$	#	$	$
February 28, 2003	59,276,262	23,577,761	4,554,445	1,412,050	24,989,811

Subscribed for cash
– Private placements units – net of finder fees
January 24, 2003 private placement	-	-	1,250,000	437,500	437,500
June 18, 2003 private placement	-	-	7,139,885	1,939,162	1,939,162
October 15, 2003 private placement	-	-	7,250,000	1,332,875	1,332,875
November 28, 2003 private placement	-	-	6,984,750	1,257,455	1,257,455
December 10, 2003 private placement	-	-	1,477,430	398,906	398,906
– Exercise of share purchase options	50,000	12,500	-	-	12,500
– Exercise of share purchase warrants	732,500	256,375	-	-	256,375
	782,500	268,875	24,102,065	5,365,898	5,634,773
Total before non-cash transactions	60,058,762	23,846,636	28,656,510	6,777,948	30,624,584

Non-cash transactions
– Reclassify part of contributed surplus due to
exercise of stock options	-	740	-	-	740
– Units conversion (1)
January 24, 2003 private placement	5,804,445	1,849,550	(5,804,445)	(1,849,550)	-
June 18, 2003 private placement	7,139,885	1,939,162	(7,139,885)	(1,939,162)	-
October 15, 2003 private placement	7,250,000	1,332,875	(7,250,000)	(1,332,875)	-
November 28, 2003 private placement	6,984,750	1,257,455	(6,984,750)	(1,257,455)	-
December 10, 2003 private placement	1,477,430	398,906	(1,477,430)	(398,906)	-
	28,656,510	6,778,688	(28,656,510)	(6,777,948)	740
February 29, 2004	88,715,272	30,625,324	-	-	30,625,324

Subscribed for cash
-- Private placements units – net of finder fees
March 1, 2004 private placement	-	-	18,749,703	7,349,893	7,349,893
October 18, 2004 private placement	-	-	7,975,241	3,234,972	3,234,972
Private placement flow-through shares - net
October 18, 2004 private placement	1,385,000	560,925	-	-	560,925
December 29, 2004 private placement	888,890	400,000	-	-	400,000
-- Exercise of share purchase warrants	4,370,750	1,496,688	-	-	1,496,688
Total before non-cash transactions	6,644,640	2,457,613	26,724,944	10,584,865	13,042,478
Non-cash transactions
-- March 1, 2004 Units issued for finder fees (2)	-	-	1,500,000	-	-
– Units conversion (1)
March 1, 2004 private placement	20,249,703	7,349,893	(20,249,703)	(7,349,893)	-
October 18, 2004 private placement	7,975,241	3,234,972	(7,975,241)	(3,234,972)	-
	28,224,944	10,584,865	(28,224,944)	(10,584,865)	-
February 28, 2005	123,584,856	43,667,802	-	-	43,667,802

(1) The Company signed irrevocable agreements and received funds from unit subscribers whereby it had an obligation to issue common shares and purchase warrants to the subscribers without additional cash consideration when the subscribers converted their units.

(2) There were 1,500,000 units issued for finder fees as part of the March 1, 2004 private placement.

.../8

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 28, 2005
(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 8 -

Note 7	SHARE CAPITAL (continued)

There were no shares held or released from escrow during the year.

	a)	Options

The Company has a fixed share purchase option plan pursuant to the TSX Venture Exchange policy which permits the issuance of options of up to 10% of the Company’s issued share capital. Share purchase options outstanding:

Date of Grant	Price	Balance Feb. 29 2004	Granted	Exercised	Cancelled	Balance Feb. 28 2005	Expiration date

May 4, 1999	$0.50	88,000	-	-	88,000	-	May 4, 2004
Jan 21, 2000	$0.40	200,000	-	-	200,000	-	Jan 21, 2005
Apr 10, 2000	$0.50	65,000	-	-	-	65,000	(1) Apr 10, 2005
May 4, 2001	$0.50	632,000	-	-	70,000	562,000	May 4, 2006
Oct 24, 2001	$0.50	785,000	-	-	-	785,000	Oct 24, 2006
Mar 8, 2002	$0.40	600,000	-	-	-	600,000	Mar 8, 2007
Mar 8, 2002	$0.90	450,000	-	-	-	450,000	Mar 8, 2007
Feb 14, 2003	$0.40	2,340,000	-	-	-	2,340,000	Feb 14, 2008
Nov 18, 2003	$0.25	2,730,000	-	-	-	2,730,000	Nov 18, 2008
Jan 7, 2004	$0.25	550,000	-	-	-	550,000	Jan 7, 2009
Aug 27, 2004	$0.40	-	2,695,000	-	-	2,695,000	Aug 27, 2009
Jan 24, 2005	$0.40	-	1,320,000	-	-	1,320,000	Jan 31, 2010
Totals		8,440,000	4,015,000	-	358,000	12,097,000
(1) See subsequent events note 12 a

b)	Warrants

Share purchase warrants outstanding:

Date of Private Placement Announcement	Price	Balance Feb. 29 2004	Granted	Exercised	Expired	Balance Feb 28 2005	Expiration date

Dec 31, 2002	$0.35	296,250	-	180,000	116,250	-	Jul 24, 2004
Aug 27, 2001	$0.55	1,000,000	-	-	1,000,000	-	Aug 27, 2004
Jan 24, 2003	$0.45	5,804,445	-	-	5,804,445	-	Oct 4, 2004
June 18, 2003	$0.45	7,139,885	-	1,930,000	-	5,209,885	(1) Mar 19, 2005
Oct 15, 2003	$0.25	6,075,000	-	2,100,000	-	3,975,000	Nov 07, 2005
Nov 28, 2003	$0.25	6,339,000	-	160,750	-	6,178,250	Dec 30, 2005
Dec 10, 2003	$0.40	1,477,430	-	-	-	1,477,430	Jan 21, 2006
Mar 1, 2004	$0.60	-	20,249,703	-	-	20,249,703	Mar 12, 2006
Oct 18, 2004	$0.75	-	2,611,100	-	-	2,611,100	Nov 29, 2006
Oct 18, 2004	$0.75	-	1,376,519	-	-	1,376,519	Dec 2, 2006
Totals		28,132,010	24,237,322	4,370,750	6,920,695	41,077,887
(1) See subsequent events note 12 e & j

.../9

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 28, 2005
(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 9 -

Note 7	SHARE CAPITAL (continued)

	c)	Stock based compensation plans

The Company follows the fair value method of accounting for its stock-based compensation plans. The fair value of the stock options awarded is determined at the grant date using the Black-Scholes option pricing model. The total amount of compensation cost recognized for an award of stock-based compensation is based on the number of stock options that are eventually vested. As all stock options granted are immediately exercisable, the related compensation cost of $188,705 (2004 - $49,284) is recognized in the income statement, and the offsetting entry is to shareholders’ equity as contributed surplus

Since January 1, 2002, the Company has granted 10,935,000 share purchase options of which 50,000 were exercised leaving a net balance of 10,885,000 as follows:

Date of Grant	Price	Balance February 29 2004	Granted	Exercised	Balance February 28 2005	Expiration date	Stock-based Compensation Calculated	Sub-total For each year

Mar 8, 2002	$0.40	800,000	-	-	800,000	Mar 8, 2007	$430,400
Mar 8, 2002	$0.90	450,000	-	-	450,000	Mar 8, 2007	$38,520
Feb 14, 2003	$0.40	2,340,000	-	-	2,340,000	Feb 14, 2008	$89,154	$558,074

Nov 18, 2003	$0.25	2,730,000	-	-	2,730,000	Nov 18, 2008	$41,144
Jan 7, 2004	$0.25	550,000	-	-	550,000	Jan 7, 2009	$8,140	$49,284

Aug 27, 2004	$0.40	-	2,695,000	-	2,695,000	Aug 27, 2009	$126,665
Jan 24, 2005	$0.40	-	1,320,000	-	1,320,000	Jan 31, 2010	$62,040	$188,705

Totals		6,870,000	4,015,000	-	10,885,000		$796,063

The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	2 to 3%
Dividend yield	0
Estimated hold period prior to exercise (years)	5
Volatility in the price of the Company’s common shares	42.82%

The Black-Scholes valuation model was developed for use in estimating the fair value of traded options which are fully transferable and highly traded. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

... /10

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 28, 2005
(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 10 -

Note 7	SHARE CAPITAL (continued)

	d)	Contributed Surplus

		2005	2004
		$	$
Balance – beginning		606,618	558,074
•	Stock options – granted and vested	188,705	49,284
•	Stock options – exercised	-	(740)
		188,705	48,544
Balance – ending		795,323	606,618

	e)	Flow-through Shares

During the year, the Company issued 2,856,390 flow-through shares and used the flow-through proceeds to incur exploration expenditures of $1,227,125 on or before December 31, 2005 and has renounced this amount to the flow-through shareholders effective December 31, 2004. The Company’s expenditures for the year exceeded the amount renounced and as a result it has no further commitments in this regard.

Note 8	RELATED PARTY TRANSACTIONS

During the year, the Company had the following transactions with officers and directors and other Companies with which officers or directors are related:

	2005	2004
	$	$

Management fees	52,000	48,000
Consulting fees	15,000	-

Note 9	EXPLORATION EXPENDITURES AND ACCUMULATED LOSSES

Under the Canadian Income Tax Act, a Canadian entity in exploration and mining industries can accumulate its resources related exploration expenses and development expenses (as defined by Canada Revenue Agency), carry them forward indefinitely and use them to reduce taxable income in the future. As of February 28, 2005, the Company has Cumulative Canadian Exploration expenses (CCEE) of $20,203,886 (2004 - $11,823,203) and Cumulative Canadian Development expenses (CCDE) of $2,010,000 (2004 - $1,970,000) that can be used to reduce exploration and development taxable income in the future.

The Company has accumulated losses for Canadian income tax purposes of $9,101,184 which may be carried forward and used to reduce taxable income in future years. Under present tax legislation, these losses will expire as follows:

$
2006	283,644
2007	435,037
2008	835,202
2009	1,577,844
2010	1,379,073
2011	1,804,972
2015	2,785,412
9,101,184

.../11

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 28, 2005
(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 11 -

Note 10	LEASE OBLIGATIONS

a)
The Company leases its head office under an agreement expiring August 31, 2007. Minimum annual rents are $42,104 plus a proportionate share of the property taxes and operating expenses. The total minimum obligation under this lease over the next three years is as follows:

$
Fiscal Year
- 2006	42,104
- 2007	42,104
- 2008	21,052

b)
The Company rents its Ferguson Lake Camp Lodge under an agreement expiring March 30, 2007 with a renewal option for a further 2 years. Minimum annual rents are $42,672 plus related taxes. The minimum obligation under this lease over the next three years is as follows:

$
Fiscal Year
- 2006	42,672
- 2007	42,672
- 2008	3,556

c)
The Company rents its office copier under a 48-month operating lease expiring February 2006 and a colour copier under a 60 month operating lease expiring April 2009 with annual lease payments of $18,732. The minimum obligation under this lease over the next five years is as follows:

$
Fiscal Year
- 2006	18,732
- 2007	7,680
- 2008	7,680
- 2009	7,680
- 2010	1,280

Note 11	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, receivables, refundable deposits, accounts payable and accrued liabilities, and loans payable. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

... /12

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 28, 2005
(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 12 -

Note 12	SUBSEQUENT EVENTS

	a)	The Company received $32,500 pursuant to the exercise of 65,000 April 10, 2005 share purchase options.

	b)	The Company received $60,000 pursuant to the exercise of 150,000 March 8, 2007 share purchase options.

	c)	The Company received $72,000 pursuant to the exercise of 180,000 August 27, 2009 share purchase options.

	d)	The Company received $4,000 pursuant to the exercise of 10,000 January 31, 2010 share purchase options.

	e)	The Company received $2,330,525 pursuant to the exercise of 5,178,945 March 19, 2005 share purchase warrants.

	f)	The Company received $212,500 pursuant to the exercise of 850,000 November 7, 2005 share purchase warrants.

	g)	The Company received $99,563 pursuant to the exercise of 398,250 December 30, 2005 share purchase warrants.

	h)	The Company received $132,000 pursuant to the exercise of 330,000 January 21, 2006 share purchase warrants.

	i)	The Company received $375,000 pursuant to the exercise of 625,000 March 12, 2006 share purchase warrants.

	j)	In March 2005, 30,940 March 19, 2005 share purchase warrants expired.

Note 13	UNITED STATES ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada (CDN GAAP) which, in these financial statements, conform in all material respects with those in the United States (US GAAP), except as follows:

	a)	Exploration Expenditures

Under CDN GAAP, exploration expenditures are capitalized until the property is sold or abandoned. If developed, the deferred expenditures are amortized over the expected benefit period. There can be no assurance of the commencement of operations. US GAAP requires that exploration expenditures be expensed as incurred until it is determined that commercially viable operations exist and the expenditures then incurred are recoverable.

... /13

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 28, 2005
(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 13 -

NOTE 13	UNITED STATES ACCOUNTING PRINCIPLES (continued)

	b)	Flow-through Shares and Future Income Tax Recovery

Under Canadian GAAP flow-through shares are recorded at the value of compensation received less an amount equal to future income tax liability resulting from the related renounciation of qualified exploration expenditures as a reduction in share capital. The Company also recognizes in operations the realization of future income tax benefits of previously unrecorded future income tax assets on the date of renouncement of the expenditures to the flow-through share investors. Under US GAAP flow- through shares have a carrying value equal to that of non flow-through shares and the difference between the fair value of the shares and the value of compensation received is reported as a recovery of deferred tax benefit on the statement of operations. As the value of the compensation received for flow-through shares issued during the year was equal to the fair value of non flow-through shares on the date issued, no recovery of deferred tax benefit is required for US GAAP purposes.

	c)	Comprehensive Income

Under US GAAP, SFAS No. 130 requires that companies report comprehensive income as a measure of overall performance. Comprehensive income includes all changes in equity during a year expect those resulting from investments by owners and distribution to owners. There is no similar concept under Canadian GAAP. The Company has determined that it had no comprehensive income other than the loss in any of the years presented.

	d)	Interest expense on related party debt

Under US GAAP, in the absence of an established interest rate, the present value of the loan is determined by discounting the loan using an imputed rate of interest. The imputed interest rate used is one that approximates the rate that an independent borrower and lender would have negotiated in a similar transaction. Any difference between the face amount of the loan and its present value is accounted for as a discount or premium and amortized over the term of the loan.

	e)	Escrow Shares

Under CDN GAAP shares issued with escrow restrictions are recorded at their issued price and are not revalued upon release from escrow. Under US GAAP escrow shares which are released upon the Company meeting certain criteria are considered to be contingently issuable. These shares are excluded from the weighted average shares calculation and the difference between the fair market value of the shares at the time of their release from escrow and the shares’ original issue price (being the market price at that time) is accounted for as a compensation expense and share capital at the time shares are released from escrow. During the year, no common shares were released from escrow (2002 - 1,416,668 shares were released from escrow, representing a compensation expense of $729,584). There are no shares in escrow.

.../14

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 28, 2005
(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 14 -

NOTE 13	UNITED STATES ACCOUNTING PRINCIPLES (continued)

	f)	The following summarizes the balance sheet items with material variations under US GAAP: (1)

	2005	2004
	$	$
Mineral property	-	-
Deferred income tax liability	-	-
Share capital	46,760,726	33,718,248
Additional paid-in capital	850,414	771,118
Accumulated deficit	(46,627,423)	(34,797,066)

	(1)	The following tables (g and h) summarize how the balance sheet items (Share capital, Additional paid-in capital and Accumulated deficit) have been derived.

g)	The following table summarizes the effect of differences between CDN GAAP and US GAAP on loss:

		April 22 1994
		(Inception) to	2005	2004	2003
		February 28,2005	$	$	$
Loss under CDN GAAP		(9,189,893)	(1,921,900)	(1,723,364)	(1,970,057)
US GAAP material adjustments:
•	Write-off of mineral property expenditures	(32,351,441)	(9,670,383)	(3,054,414)	(6,506,070)
•	Shares for mineral property	(1,700,000)	-	-	-
•	Future income tax expense	180,376	180,376	-	-
•	Future income tax recovery	(418,450)	(418,450)	-	-
•	Compensation expense:
	- Management services	(45,500)	-	-	-
	- escrow share release	(3,092,924)	-	-	-
•	Interest expense on related party debt	(9,591)	-	-	-

Net loss under US GAAP		(46,627,423)	(11,830,357)	(4,777,778)	(8,476,127)
Loss per share under US GAAP			0.1092	0.0680	0.1632
Weighted average number of shares
under US GAAP			108,333,048	70,241,100	51,906,222

.../15

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 28, 2005
(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 15 -

NOTE 13	UNITED STATES ACCOUNTING PRINCIPLES (continued)

	h)	The following table summarizes the effect on shareholders’ equity (deficiency) after considering the US GAAP adjustments:

				Total
	Share	Additional	Accumulated	Shareholders’
	Capital	paid-in	Deficit	equity
		Capital		(Deficiency)
	$	$	$	$
Balance – February 28, 2002	21,681,230	55,091	(21,543,161)	193,160
Share capital issued under CDN GAAP	6,401,505	-	-	6,401,505
Contributed surplus under CDN GAAP	-	558,074	-	558,074
Loss under CDN GAAP	-	-	(1,970,057)	(1,970,057)
US GAAP material adjustments:
• Mineral property write-off	-	-	(6,506,070)	(6,506,070)
Balance – February 28, 2003	28,082,735	613,165	(30,019,288)	(1,323,388)

Share capital issued under CDN GAAP	5,635,513	-	-	5,635,513
Contributed surplus under CDN GAAP	-	48,544	-	48,544
Net loss under CDN GAAP	-	-	(1,723,364)	(1,723,364)
US GAAP material adjustments:
• Mineral property write-off	-	-	(3,054,414)	(3,054,414)
Balance – February 29, 2004	33,718,248	661,709	(34,797,066)	(417,109)

Share capital issued under CDN GAAP	12,624,028	-	-	12,624,028
Contributed surplus under CDN GAAP	-	188,705	-	188,705
Net loss under CDN GAAP	-	-	(1,921,900)	(1,921,900)
US GAAP material adjustments:
• Mineral property write-off	-	-	(9,670,383)	(9,670,383)
• Future income tax expense	-	-	180,376	180,376
• Future income tax recovery	418,450	-	(418,450)	-
Balance – February 28, 2005	46,760,726	850,414	(46,627,423)	983,717

.../16

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 28, 2005
(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 16 -

NOTE 13	UNITED STATES ACCOUNTING PRINCIPLES (continued)

	i)	The following table summarizes the effect on cash flows after considering the US GAAP adjustment:

Cash flows from operating activities

	April 22 1994
	(Inception) to	2005	2004	2003
	February 28,2005	$	$	$
Per CDN GAAP	(7,814,722)	(1,645,106)	(2,546,103)	(533,084)
Mineral properties expensed as incurred	(32,622,451)	(9,670,383)	(3,054,414)	(6,506,070)
Amortization of exploration equipment	22,575	22,575	-	-
Per US GAAP	(40,414,598)	(11,292,914)	(5,600,517)	(7,039,154)

Cash flows from investing activities

	April 22 1994
	(Inception) to	2005	2004	2003
	February 28,2005	$	$	$
Per CDN GAAP	(32,778,131)	(9,804,045)	(3,054,414)	(6,506,070)
Mineral properties expensed as incurred	32,622,451	9,670,383	3,054,414	6,506,070
Amortization of exploration equipment	(22,575)	(22,575)	-	-
Per US GAAP	(178,255)	(156,237)	-	-

j)	New Accounting Standards

Under the Securities and Exchange Commission’s Staff Accounting Bulletin No.74, the Company is required to disclose certain information related to recently issued accounting standards. The recently issued accounting standards are summarized as follows:

U.S. Standards

In December 2004, the Financial Accounting Standards Board (“FASB” issued Statement of Financial Accounting Standards No. 153, “Exchange of Non monetary Assets – an amendment of APB Opinion No. 29” (SFAS 153”) which amends Accounting Principles Board (“APB”) Opinion No. 29, “Accounting for Non monetary Transactions” to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for non-monetary asset exchanges occurring in fiscal period beginning after June 15, 2005. The Company does not expect that adoption of SFAS 153 will have a material impact on its results from operations or financial position.

In December 2004, FASB issued Statement of Financial Accounting Standards No. 123R, “Share Based Payment” (“SFAS 123R”). SFAS 123R supersedes APB 25 and its related implementation guidance by requiring entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards. As the Company is using fair value method to recognize stock-based compensation, the Company does not expect that adoption of SFAS 123R will have a material impact on its results from operations or financial position.

.../17

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 28, 2005
(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 17 -

NOTE 13	UNITED STATES ACCOUNTING PRINCIPLES (continued)

	j)	New Accounting Standards (continued)

U.S. Standards (continued)

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, “Accounting changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3” (SFAS 154”) which replaces APB Opinion No. 20, “Accounting Changes” and FASB 3 “Reporting Accounting Changes in Interim Financial Statement”, and changes the requirements for the accounting for and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transaction provisions, those provisions should be followed. SFAS 154 requires to report all voluntary changes in accounting principle via retrospective application, unless impracticable, enhances the consistency of financial information between periods. SFAS 154 shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date of SFAS 154 is issued.

Canadian Standards

In June 2003 and amended in September 2004, the Canadian Institute of Chartered Accountants (“CICA”) issued Accounting Guideline 15 Consolidation of Variable Interest Entities (AcG-15), which is harmonized with FASB Interpretation No. 46R with the same title, to provide guidance for applying the principles in Section 1590 “Subsidiaries”, to certain special-purpose entities. The consolidation requirement in the Guideline is effective for all annual and interim periods beginning on or after November 1, 2004. The amendments are intended to result in more consistent application of consolidation principles to variable interest entities (VIEs), in accordance with the objective of requiring an enterprise to consolidate entities in which it has a controlling financial interest. The Company does not expect that adoption of AcG-15 will have a material impact on its results from operations or financial position.

In January 2004, the CICA issued Emerging Issues Committee Abstract, EIC-144 Accounting by a Customer (Including a Reseller) for Certain Consideration Received From a Vendor, which provides guidance on how a customer (including a reseller) of a vendor’s products should account for cash consideration received from a vendor. EIC-144 should be applied retroactively to all financial statements for the first interim or annual fiscal period ending after August 15, 2004. As the Company is still in pre-operating stage with no revenue, the Company does not expect that adoption of EIC-144 will have a material impact on its results from operations or financial position.

In January 2004 and amended in December 2004, the CICA issued Accounting Guideline No. 18 “Investment Companies” (“AcG-18”). AcG-18 requires investment companies to carry investment at fair value when they otherwise would have had to consolidated them or account for them using the equity method. (An investment company will, however, consolidate a controlling interest in another investment company The Company does not expect that adoption of AcG-18 will have a material impact on its results from operations or financial position.

.../18

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 28, 2005
(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 18 -

NOTE 13	UNITED STATES ACCOUNTING PRINCIPLES (continued)

	j)	New Accounting Standards (continued)

In January 2005 and amended in March 2005, the CICA issued EIC-151 “Exchangeable Securities Issued by Subsidiaries of Income Trust”, which provides guidance on how exchangeable securities representing the retained interest in a subsidiary of an income trust should be presented on the consolidated balance sheet of the income trust, the exchangeable securities be measured, the accounting treatment for the conversion of exchangeable securities that are not presented as part of unitholders’ equity, and earnings per shares be calculated. EIC –151 will apply for financial years beginning on or after June 30, 2005, with earlier adoption encouraged. The Company does not expect that adoption of EIC-151 will have a material impact on its results from operations or financial position.

Canadian Standards (continued)

In March 2005, the CICA issued EIC-152 “Mining Assets – Impairment and Business Combination”, which provides guidance on an issue when testing mining assets for impairment under CICA 3063, some mining entities exclude estimated cash flows associated with the economic value of a mining asset beyond that asset’s proven and probable reserves, and those estimated cash flows may also exclude the effects of anticipated fluctuations in the future market price of minerals over the period of cash flows. EIC–152 will apply for financial years beginning on or after March 16, 2005. As the Company is a pre-operating stage entity and capitalizes deferred exploration cost under AcG-11, the Company does not expect that adoption of EIC-152 will have a material impact on its results from operations or financial position unless development of properties occurs.

In April 2005, the CICA issued new Section 1530 “Comprehensive Income”, the new section establishes standards for reporting and display of comprehensive income. The main feature of Section 1530 is a requirement for an enterprise to present comprehensive income and its components, as well as net income, in its financial statements. Section 1530 will apply for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006.

In April 2005, the CICA issued new Section 3251 “Equity”. The new section, which replaces section 3250 “Surplus”, establishes standards for the presentation of equity and changes in equity during the reporting year. The main feature of Section 3250 is a requirement for an enterprise to present separately each of the changes in equity during the year, including comprehensive income, as well as components of equity at the end of the year. Section 3251 will apply for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006.

In April 2005, the CICA issued new Section 3855 “Financial instruments – recognition and measurement”, which establishes standards for recognizing and measuring financial assets, financial liabilities and non- financial derivatives. The main features of Section 3855 are classified financial assets as held for trading, held to maturity, loans and receivables, or available for sales and their measurement. Section 3855 will apply for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006.

In April 2005, the CICA issued new Section 3861 “Financial instruments – disclosure and presentation”, which replaces section 3860 “Financial instruments – disclosure and presentation”, and establishes standards for the presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. Section 3861 will apply for fiscal years beginning on or after November 1, 2004.

.../19

STARFIELD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED FEBRUARY 28, 2005
(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 19 -

NOTE 13	UNITED STATES ACCOUNTING PRINCIPLES (continued)

	j)	New Accounting Standards (continued)

In April 2005, the CICA issued new Section 3865 “Hedges”, which establishes standards for when and how hedge accounting may be applied. Section 3865 should be applied for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006.

In May 2005, the CICA issued Accounting Guideline (“AcG”) - 19 “Disclosure by entities subject to rate regulation”. The guideline presents the views of the Accounting Standard Board on certain aspects of the disclosure and presentation of information in the financial statements of entities providing services or products for which customer rates are established, or subject to approval, by a regulator or a governing body empowered by status or contract to set rate. The Company does not expect that adoption of AcG-19 will have a material impact on its results from operations or financial position.

NOTE 14	COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year’s presentation